SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___       No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

Exhibit Index for September, 2003 Form 6-K

1.0

News Release No. 18 dated September 10, 2003.

1.1

News Release No. 19 dated September 19, 2003.

2.0

Material Change Report filed on September 10, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  October 1, 2003

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

i.

Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

ii.

Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

iii.

a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

i.

press releases;

ii.

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

iii.

documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 11/04/2002

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 18 - 2003

September 10, 2003
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES CLOSING OF
$23 MILLION BOUGHT DEAL UNIT OFFERING
(all figures in Canadian dollars unless otherwise stated)

Vancouver, B.C. - Aurizon Mines Ltd. (TSX:ARZ) is pleased to announce that it has closed its previously announced underwritten private placement of 10 million units at $2.00 per unit ("Unit") with a syndicate led by National Bank Financial Inc. and including Haywood Securities Inc., Sprott Securities Inc. , Orion Securities Inc., Dundee Securities Corporation and McFarlane Gordon Inc. (the "Underwriters").  In addition, the Underwriters exercised their option to purchase an additional 1.5 million units, resulting in total gross proceeds of $23 million.

Each unit consists of one common share of the Company and one-half of one warrant to purchase a common share.  Each whole warrant is exercisable for a period of 24 months from its date of issue and entitles the holder to purchase one common share for $2.50.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.  This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The Company intends to use the net proceeds of the Offering for continued exploration and development on the Casa Berardi property, shaft deepening at the Sleeping Giant Mine and for working capital purposes.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of northwestern Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

This News Release may include certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  19  - 2003

SEPTEMBER 19, 2003
FOR IMMEDIATE RELEASE

AURIZON INTERSECTS FOUR NEW GOLD ZONES SOUTH OF THE CASA BERARDI FAULT AND CONTINUES TO EXTEND GOLD MINERALIZATION FURTHER EAST

Drill results from Aurizon's drill campaign at Casa Berardi have extended mineralization 300 m further east of the recently announced resources in Zones 118-120, and have confirmed the dip extension of the Principal Zones south of the Casa Berardi fault.

Holes S85 and S86, which were the furthermost eastern holes drilled, intersected four new zones located 100 metres, 140 metres, 200 metres and 250 metres, respectively, south of the Casa Berardi fault.  Most significant intersections returned 7.2 grams of gold per tonne ("g/t") over 7.0 metres ("m"), 5.0 g/t over 5.7 m, and 5.1 g/t over 5.7 m.

"Gold mineralization at Casa Berardi appears to be associated with a 500 metre wide corridor containing many gold bearing structures," said Martin Demers, Aurizon's Principal Exploration Geologist.

"Casa Berardi continues to meet our expectations.," said David Hall Aurizon's President and Chief Executive Officer.  "The surface exploration program has discovered new stacked zones as far as 250 metres south of the Casa Berardi fault, affirming our belief that Casa Berardi can provide a long mine life and extensive exploration potential."

Follow up drilling from surface

Ten new holes were drilled at the eastern limit of known zones. Four of them were drilled to confirm the upper limit of the known resources along the Casa Berardi fault at the -600 m level. Six of them were drilled east of the known resources between depths of 500 m and 1000 m.  New mineralization has been identified parallel to the eastern extension of the South Fault, 250 m south of the Casa Berardi fault ("CBF") and 300 m east of previous drilling. These new discoveries are significant, as most of the mineralization from the former West Mine was hosted in and around the South Fault.

Hole		Gold grams/tonne*	Width metres (true width)

S77F	Zone 120 up dip extension)	8.2	5.1(5.1)
S79	Zone 123	6.3	5.1(3.8)
S81	Casa Berardi fault ("CBF")	3.1	11.7(10.5)
S85	100 m South of CBF	7.2	13.7(7.0)
S86	100 m South of CBF 140 m South of CBF 200 m South of CBF 200 m South of CBF	5.1 5.0 10.3 8.5	9.3(5.7) 9.0(5.7) 5.0(2.6) 3.7(1.9)

*uncut assay.

September 19, 2003
Aurizon Intersects Four New Gold Zones South of the Casa Berardi Fault
and Continues to Extend Gold Mineralization Further East

DOWN DIP EXTENSION OF PRINCIPAL ZONES, SOUTH OF THE CASA BERARDI FAULT

As shown on the sketches attached to this press release, holes S82, S85 and S86 intersected the down dip extension of the Principal Zones, south of the Casa Berardi fault. All holes intersected veins and stockworks along the Casa Berardi fault or at different distances south of this structure.

Hole S86, the furthermost eastern hole of the campaign intersected two new distinct mineralized zones located in a corridor 100-140 m and 200-250 m south of the Casa Berardi fault, as illustrated below:

250 m south of the Casa Berardi fault, a highly altered and deformed sulfide rich horizon with quartz veining has been intersected along the eastern extension of the South fault, at 350 m below surface. The zone returned 2.9 g/t over 17.5 m including 10.3 g/t over 2.6 m and 8.5 g/t over 1.9 m.  Previous holes drilled above the 300 m level usually returned lower grades.

100 m south of the Casa Berardi fault, quartz veins stockwork with disseminated arsenopyrite have been intersected at the contact of a conglomerate and a graphitic mudrock, at 500 m below surface. Within a 50 m interval, two 9.5 m-wide zones have been intersected, which both returned 3.5 g/t.  Both zones included higher grade sections, which returned 5.0 g/t over 5.7 m and 5.1 g/t over 5.7 m, respectively. Previous holes S103109 and S86867, located 100 m and 200 m above, returned 4.8 g/t over 13.0 m and 6.4 g/t over
11.0 m, respectively.

Hole S85, located 100 m west of hole S86, returned 4.8 g/t over 10 m including 7.2 g/t over 7.0 m along the same horizon.

Hole S82, located 200 m west of hole S86, returned 6.8 g/t over 1.2 m and 5.1 g/t over 1.2 m along the same horizon.

120 ZONES

Hole S77F, S79 and S63C intersected the dip extensions of Zones 120-123, 500 and 600 m below surface, on sections 12000E to 12300E. Five to ten metre wide, south dipping quartz veins and stockworks have been intersected south of the Casa Berardi fault.

Hole S77F intersected two distinct zones located 40 and 50 m south of the Casa Berardi fault.  A quartz vein associated with interlayed assemblage of massive pyrite lenses, graphitic mudrock and altered mafic volcanics returned 8.2 g/t over 5.1 m, 30 m above previously reported hole S77D.  In addition, a quartz stockwork returned 5.8 g/t over 2.6 m, 80 m above. These stacked quartz veins are similar to zones encountered within the former West Mine area.

Hole S79 returned 6.3 g/t over 3.8 m along the dip extension of recently released Zone 123.

Hole S63C returned 6.9 g/t over 1.4 m within an isolated quartz vein, which can be correlated with previously reported holes S63 and S71A, which returned 12.1 g/t over 1.7 m and 21.3 g/t over 1 m, respectively.

CASA BERARDI FAULT

Holes S70A, S79, S81, S82 tested the eastern extension of the mineralized system located along the Casa Berardi fault between elevation -600 and -1000 m.

September 19, 2003
Aurizon Intersects Four New Gold Zones South of the Casa Berardi Fault
and Continues to Extend Gold Mineralization Further East

Holes S79, S81 and S82 intersected a 10 to 20 metre large quartz vein near a contact between an extensive conglomerate unit and the Casa Berardi fault. Holes S79, S81 and S82 returned  1.1 g/t over 23.0 m , 3.1 g/t over 10.5 m and 1.3 g/t over 14.0 m, respectively.  Brecciated textures and micro granular quartz structures are more similar to Zone 113 than the previously reported stockwork style of the 118-120 and Principal Zones area.

Holes S70A and S81 intersected stockworks and a quartz vein south of this large vein along the previously reported Zone 119S. Holes S70A and S81 returned 3.5 g/t over 7.0 m and 6.6 g/t over 2.0 m, respectively. Some coarse visible gold grains could also be seen.

ZONE 115

S80A intersected weak mineralization at the upper limit of Zone 115.  Holes S83 and S84 did not reach their target due to technical problems.  Infill drilling will be completed from the underground access.

Update on the underground program

An underground exploration program is currently underway to access Zone 113 to increase the level of confidence of the grade and continuity of the ore.  The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level; drifting east to access Zone 113 on the 550 metre level; definition drilling; and the extraction of a bulk sample.

The ramp has reached the 550 level.  As indicated on the sketch attached, the ramp will be extended for another
100 m in order to allow for ore handling from a planned track drift.  Underground drilling will be initiated in the fourth quarter.

Summary

Aurizon is currently performing the second phase of its deep exploration diamond drill program, initiated in 2002, to expand resources and, ultimately, increase the reserves.  The program will focus on the extensions of Zone 113 and Zone 118 -120 up to 1500 m east of the proposed shaft, and on deep exploration targets east and below resources and reserves.

In addition, an underground exploration program is underway to access Zone 113 to increase the level of confidence of the grade and continuity of the ore.

Aurizon has initiated engineering studies in order to update the 2000 feasibility study, taking into account the impact of the current underground and surface programs.

Quality Control

Drill core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Assay checking is performed on the pulp and rejects on any sample yielding greater than 1.0g/tAu. Primary assaying is performed by Laboratoire Bourlamaque of Val d'Or, active in the mining industry since 1935. Chemex of Val-d'Or provides check assays on rejects.

Drill hole planning, implementation and the quality control program is supervised by Michel Gilbert eng. M.Sc.A, General Manager, and Martin Demers PGeo, Principal Exploration Geologist, both of whom are appropriately qualified persons as defined by National Instrument 43-101.

September 19, 2003
Aurizon Intersects Four New Gold Zones South of the Casa Berardi Fault
and Continues to Extend Gold Mineralization Further East

Additional Information

Sketches indicating the location of the drill holes and underground access development described herein are attached to this news release.  If you are unable to view this information, please download this news release from Aurizon's website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements", including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, and with the United States Securities and Exchange Commission (under Form 20-F).

The resources estimates referred to in this news release are calculated in accordance with the Canadian Institute of Mining and Metallurgy Classification system.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and information reported in this news release may not be comparable to similar information reported by United States companies.  The term "Resources" does not equate to "Reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

September 19, 2003
Aurizon Intersects Four New Gold Zones South of the Casa Berardi Fault
and Continues to Extend Gold Mineralization Further East

Casa Berardi Project
2002 Drill Results

	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
Principal Zones area : South of the Casa Berardi Fault
Newly reported	S86	200-250m South CBF	12494	319.5	354.0	34.5	17.5	2.9
		Including		336	339.7	3.7	1.9	8.5
		Including		345.0	350.0	5.0	2.6	10.3

		140m South CBF	12488	430.5	445.5	15.0	9.5	3.6
		Including		436.5	445.5	9.0	5.7	5.0

		100m South CBF	12485	465.0	480.0	15.0	9.5	3.5
		Including		470.7	480.0	9.3	5.7	5.1

	S85	250m South CBF	12433	115.7	117.0	1.3	1.0	3.0

		100m South CBF	12400	447.0	475.0	28.0	10.0	4.8
		Including		461.3	475.0	13.7	7.0	7.2
		Including		462.0	466.0	4.0	2.0	19.6

	S82	250m South CBF	12237	301.5	318.1	16.6	7.0	2.6
		Including		301.5	304.5	3.0	1.2	6.8
		Including		308.0	311.0	3.0	1.2	5.1

		140m South CBF	12230	376.5	378.8	2.3	2.3	3.8

		Casa Berardi Fault	12170	772.0	790.0	18.0	14.0	1.3
		Including		772.0	781.0	9.0	6.2	2.2

	S81	100m South CBF	12069	1189.8	1191.8	2.0	2.0	6.6

		Casa Berardi Fault	12057	1282.6	1394.3	11.7	10.5	3.1
		Including		1384.5	1387.5	3.0	2.7	10.0

	S79	Zone 119 South	12260	550.9	556.0	5.1	3.8	6.3
		Casa Berardi Fault		604.5	642.0	37.5	23.0	1.1

September 19, 2003
Aurizon Intersects Four New Gold Zones South of the Casa Berardi Fault
and Continues to Extend Gold Mineralization Further East

Casa Berardi Project
2002 Drill Results

	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
118-120 area follow up
Newly reported	S84	Casa Berardi Fault

	S83	Casa Berardi Fault

	S77F	100m South CBF		561.1	568.4	7.3	7.3	3.0
		Including		565.8	568.4	2.6	2.6	5.8

		50m South CBF		639.9	645.0	5.1	5.1	8.2
		Including		640.7	643.5	2.8	2.8	12.9
		Including

	S70A	100m South CBF	12184	500.2	504.2	4.0	4.0	3.3

		Casa Berardi Fault	12143	930.0	937.5	7.5	7.0	3.5

	S63C	Isolated vein	11989	486.7	488.1	1.4	1.4	6.9

2.4 km
10400E
10800E
11200E
11600E
12000E
12400E
12800E
WEST
PRINCIPAL
CROWN PILLAR
280m level track drift
S-82
S-86
S-85
S-86
S-86
-400m
S-70A
S-79
S-84
S-63C
S-77F
S-80A
S-82
ZONE 113
ZONE 115
U/G EXPLORATION PROGRAM
S-70A
-800m
S-81
PROPOSED SHAFT 114 PROJECT
Legend
Existing Infrastructure
Mineral Reserves
Mineral Resources
Past Production
Newly Reported Piercing Point
Previously Reported Piercing Point
0
200m
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Vertical Longitudinal Section
Principal and West Mine Area
September 19, 2003

10650E
10700E
10750E
10800E
10850E
10900E
10950E
11000E
11050E
11100E
113 NORTH
113 SOUTH
10150N
10100N
10050N
RAMP ACCESS TO ZONE 113
LEVEL 550
ZONE 113
CASA BERARDI Project
RAMP 430 - 550
0
20m
DEVELOPMENT
AS AT SEPTEMBER 19, 2003

CASA BERARDI Project
6.4 km
Mill (2200 t/d)
SURFACE
DECLINE
Lower Inter
111
113
WEST
S-84
S-80A
S-82
S-70A
S-63C
S-79
S-85
S-86
S-81
PRINCIPAL
118-120 AREA
280 Level Track Drift
Decline
EAST
160
-400m
-800m
-1200m
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E
2003 Inventory (South of Casa Berardi Fault)
2003 Inventory (North of Casa Berardi Fault)
Past Production
Exploration Area
Newly released holes
0
0.5
1.0 km
Casa Berardi Gold Anomaly Plan View
Gold Anomaly (North of Casa Berardi Fault)
6.3/3.8
7.2/7.0
3.1/10.5
8.2/5.1
5.1/5.7
5.0/5.7
10.3/2.6
8.5/1.9
South Fault
Casa Berardi Fault
S-77F
S-79
S-85
S-86
S-82
S-81
10500N
10000N
9500N
Gold Anomaly (South of Casa Berardi Fault)
(Legend: 8.5/1.9 = g/t Au/m)

September 10, 2003
File:  100-213

FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Quebec

            Attention:  Statutory Filings

The Toronto Stock Exchange
            Attention:  Listings Department

Dear Sirs:

Re:        Material Change Report

Further to our news release issued today, enclosed herewith is a copy of the Company's Form 53-901F Material Change Report regarding the closing of the $23,000,000 financing.

In addition, we enclose the Company's news releases, dated August 21, 2003 and September 10, 2003, together with the applicable fees payable to the securities commissions with respect to this filing.

We trust you will find the enclosed to be in order.  However, should you require anything further, please do not hesitate to advise the writer.

Yours very truly,

AURIZON MINES LTD.

(Signed)
Julie A. Stokke Kemp
Corporate Secretary

Enclosure(s)

cc/encl (via fax):            DuMoulin Black

Attn:  Mary Collyer

Henri Lanctot
Gowling LaFleur Henderson LLP

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

                  September 10, 2003

Item 3.

Press Release

Press releases issued on August 21, 2003 and September 10, 2003, via CCN Matthews and Canada NewsWire Service, respectively - Canada Wide (copies attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. ("Aurizon") has closed its underwritten private placement of 10 million units at $2.00 per unit ("Unit") with a syndicate led by National Bank Financial Inc. and including Haywood Securities Inc., Sprott Securities Inc. , Orion Securities Inc. , Dundee Securities Corporation and McFarlane Gordon Inc. (the "Underwriters").  In addition, the Underwriters exercised their option to purchase an additional 1.5 million units, resulting in total gross proceeds of $23 million.

Each unit consists of one common share of the Company and one-half of one warrant to purchase a common share.  Each whole warrant is exercisable for a period of 24 months from its date of issue and entitles the holder to purchase one common share for $2.50.

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. ("Aurizon") has closed its underwritten private placement of 10 million units at $2.00 per unit ("Unit") with a syndicate led by National Bank Financial Inc. and including Haywood Securities Inc., Sprott Securities Inc. , Orion Securities Inc. , Dundee Securities Corporation and McFarlane Gordon Inc. (the "Underwriters").  In addition, the Underwriters exercised their option to purchase an additional 1.5 million units, resulting in total gross proceeds of $23 million.

Aurizon Mines Ltd.
Material Change Report

Item 5.

Full Description of Material Change (Continued):

Each unit consists of one common share of the Company and one-half of one warrant to purchase a common share.  Each whole warrant is exercisable for a period of 24 months from its date of issue and entitles the holder to purchase one common share for $2.50.

As a result of the closing, the Company has issued 11,500,000 common shares at a price of $2.00 per share for total gross proceeds of $23,000,000.  In addition, the Company has issued Purchase Warrants to purchase up to an additional 5,750,000 Common Shares of the Company at an exercise price of $2.50 per share for a two-year period, ending September 10, 2005.

The Underwriters received a cash commission equal to 5.5% of the total proceeds from the Offering.

The Company intends to use the net proceeds of the Offering for continued exploration and development on the Casa Berardi property, shaft deepening at the Sleeping Giant Mine and for working capital purposes.

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Act

and Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

N/A

Item 7.

Omitted Information:

None

Item 8.

Senior Contact Officers

David P. Hall, Chairman, President and Chief Executive Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
10th day of September, 2003

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary